Press Release dated September 29, 2005

For Immediate Release                                       September 29, 2005

                FOURTH QUARTER IMPROVEMENT AT BOWL AMERICA

Bowl America Incorporated reported that earnings for its fourth quarter, which ended July 3, 2005 and included a 14th week, increased to $.18 per share from $.10 per share in the prior year quarter. When the gains from asset sales are eliminated, annual earnings per share for the 53-week year increased to $.73
from $.66 in the prior year.    The last quarter improvement was principally
the result of the extra week, an additional week of winter league bowling and heavier tournament play.

The increase in traffic has continued into the new fiscal year. In addition, the calendar changes have the effect of moving one week of winter league schedules into the fiscal 2006 first quarter from its fourth quarter. Further, this year is a normal 52-week year.

The Company's 19th bowling center located northwest of Richmond, in the Short Pump area, is under construction and is expected to open during the second quarter.

Bowl America Class A stock trades on the American Stock Exchange with the
symbol BWLA.    The Company's S.E.C. Form 10-K is available at the Company's website www.bowlamericainc.com.

                                     ***
                           Bowl America Incorporated
                             Results of Operations
                                 (Unaudited)

                       Fourteen       Thirteen       Fifty-three    Fifty-two
                     weeks ended    weeks ended      weeks ended   weeks ended
                      07/03/05        06/27/04         07/03/05      06/27/04
Operating Revenues
Bowling and other    $4,984,097     $4,403,442       $20,428,291   $20,154,568
Food, beverage and
  merchandise sales   2,015,415      1,794,286         8,178,854     8,279,121

TOTAL REVENUES       $6,999,512     $6,197,728       $28,607,145   $28,433,689

Operating expenses
 excluding depreciation
 and amortization     5,613,732      5,077,139        21,971,957    22,006,445
Depreciation and
 amortization           258,556        354,363         1,463,188     1,532,587
Investment earnings        -              -              151,817          -
Net gain on sale of
 building                65,531         33,123            65,531     2,201,240
Interest and dividend
 income                 186,566        108,449           609,963       413,738
Earnings before taxes 1,379,321        907,798         5,999,311     7,509,635
Net Earnings         $  907,291     $  511,502       $ 3,849,281   $ 4,701,739
Weighted average shares
 outstanding          5,137,773      5,138,511         5,137,773     5,138,559
 EARNINGS PER SHARE         .18            .10               .75           .91

                           Summary of Financial Position
                              Dollars in Thousands

                                                        07/03/05      06/27/04
ASSETS
Total current assets including cash and
 short-term investments of $12,980 & $13,002             $14,231       $14,181
Property and investments                                  28,318        26,399

    TOTAL ASSETS                                         $42,549       $40,580

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities                                $ 3,598       $ 3,054
Other liabilities                                          2,759         2,629
Stockholders' equity                                      36,192        34,897

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $42,549       $40,580